SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 16)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 16 to Schedule 14D-9
     This Amendment No. 16 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, Amendment No. 3 filed with the SEC on July 28, 2006, Amendment No. 4 filed with the SEC on October 16, 2006 and Amendment No. 5 filed with the SEC on October 20, 2006, and Amendment No. 6 filed with the SEC on January 3, 2007, Amendment No. 7 filed with the SEC on January 17, 2007, Amendment No. 8 filed with the SEC on January 19, 2007, Amendment No. 9 filed with the SEC on January 24, 2007, Amendment No. 10 filed with the SEC on January 26, 2007, Amendment No. 11 filed with the SEC on February 1, 2007, Amendment No. 12 filed with the SEC on February 2, 2007, Amendment No. 13 filed with the SEC on February 15, 2007, Amendment No. 14 filed with the SEC on February 16, 2007 and Amendment No. 15 filed with the SEC on February 23 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”), relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $13.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006 (as amended and supplemented, the “Schedule TO”).
Item 9. Exhibits
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

a(23)	Questions and Answers relating to the Impact on Stock Options Associated with Steel Partners Merger Agreement distributed to all the Company’s Option Holders on February 28, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION

	By:	/s/ Luke E. Fichthorn III

		Name:	Luke E. Fichthorn III
		Title:	Chairman and Chief Executive Officer

Dated: March 1, 2007

EXHIBIT INDEX

Exhibit No.	Description

a(23)	Questions and Answers relating to the Impact on Stock Options Associated with Steel Partners Merger Agreement distributed to all the Company’s Option Holders on February 28, 2007.